April 27, 2011

Via EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	The Dun and Bradstreet Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

File No. 1-15967

Dear Mr. Spirgel:

We are writing to respond to the comments set forth in the comment letters of the Staff of the Securities and Exchange Commission (the “Staff”), dated April 15, 2011, relating to the above referenced document.

For your convenience, we have reproduced the Staff’s comment in this letter using bold text.

Our Critical Accounting Policies and Estimates, page 29

1.

We note that goodwill represents 31% or more of your assets as of December 31, 2010. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

Anastasios G. Konidaris

Senior Vice President and Chief Financial Officer

103 JFK Parkway, Short Hills, NJ 07078

T 973.921.5687; F 866.532.5078; konidarist@dnb.com

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test
•	Amount of goodwill allocated to the unit
•	Description of the methodology used to determine fair value
•	Description of key assumptions used and how the key assumptions were determined
•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise, disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

The Company includes its goodwill impairment testing policy as part of its significant accounting policies. In light of our recent acquisition of D&B Australia, our most significant acquisition since 2001 and one which generated approximately $151 million of additional goodwill, and the Staff’s comment above, we will include in future filings the disclosure requested by the Staff as a critical accounting policy.

Importantly, none of our nine reporting units is at risk of failing step one of the goodwill impairment test. Each of our reporting units has a fair value that exceeds its respective carrying value by greater than twenty percent (20%).

In addition to including our goodwill policy as part of our critical accounting policy disclosures, we will also include an allocation of goodwill by reportable segment. Our proposed, revised disclosure, to be included in Note 1 (Basis of Presentation) to our consolidated financial statements and as part of our Critical Accounting Policies and Estimates disclosure in our Management Discussion and Analysis discussion in our Form 10-Q for the period ending March 31, 2011, will read as follows:

Proposed Disclosure for Note 1

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets with indefinite lives are not subject to amortization. Instead, the carrying amount of our goodwill and indefinite-lived intangibles is tested for impairment at least annually, in December, and between annual tests if events or significant changes in circumstances indicate that the carrying value may not be

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recoverable. An impairment loss would be recognized if the carrying amount exceeded the fair value.

We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. Our nine reporting units are North America, United Kingdom, Benelux, Latin America, Partnerships, Japan, Greater China, Australia and India. The authoritative guidance for goodwill specifies a two-step process for goodwill impairment testing and measuring the magnitude of any impairment. We perform a two-step goodwill impairment test. In the first step, we compare the fair value of each reporting unit to its carrying value. We determine the fair value of our reporting units based on the market approach. Under the market approach, we estimate the fair value based on market multiples of revenue or earnings. For the market approach, we use judgment in identifying the relevant comparable-company market multiples (i.e. recent divestitures/acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). If the fair value of the reporting unit exceeds the carrying value of the net assets, including goodwill assigned to that reporting unit, goodwill is not impaired and no further testing is required. However, if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, the second step of the impairment test is performed to determine the magnitude of the impairment, which is the implied fair value of the reporting unit’s goodwill compared to the carrying value. The implied fair value of goodwill is the difference between the fair value of the reporting unit and the fair value of its identifiable net assets. If the carrying value of goodwill exceeds the implied fair value of goodwill, the impaired goodwill is written down to its implied fair value and an impairment loss equal to this difference is recorded in the period the impairment is identified, as operating expense.

Proposed Disclosure for Critical Accounting Policies and Estimates within MD&A

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets with indefinite lives are not subject to amortization. Instead, the carrying amount of our goodwill and indefinite-lived intangibles is tested for impairment at least annually, in December, and between annual tests if events or significant changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss would be recognized if the carrying amount exceeded the fair value.

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We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. Our nine reporting units are North America, United Kingdom, Benelux, Latin America, Partnerships, Japan, Greater China, Australia and India. The authoritative guidance for goodwill specifies a two-step process for goodwill impairment testing and measuring the magnitude of any impairment. We perform a two-step goodwill impairment test. In the first step, we compare the fair value of each reporting unit to its carrying value. We determine the fair value of our reporting units based on the market approach. Under the market approach, we estimate the fair value based on market multiples of revenue or earnings. For the market approach, we use judgment in identifying the relevant comparable-company market multiples (i.e. recent divestitures/acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). If the fair value of the reporting unit exceeds the carrying value of the net assets, including goodwill assigned to that reporting unit, goodwill is not impaired and no further testing is required. However, if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, the second step of the impairment test is performed to determine the magnitude of the impairment, which is the implied fair value of the reporting unit’s goodwill compared to the carrying value. The implied fair value of goodwill is the difference between the fair value of the reporting unit and the fair value of its identifiable net assets. If the carrying value of goodwill exceeds the implied fair value of goodwill, the impaired goodwill is written down to its implied fair value and an impairment loss equal to this difference is recorded, in the period the impairment is identified, as operating expense.

In order to evaluate the sensitivity of the fair value calculations relating to our goodwill impairment assessment, we applied hypothetical decreases to the estimated fair values of each of our reporting units. We determined that a decrease in fair value of at least 20% would be required before any reporting unit would have a carrying value in excess of its fair value.

Therefore, we believe that none of our reporting units are at risk of failing step one of the goodwill impairment test. The allocated goodwill by reportable segment is as follows:

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	Number of Reporting Units	As of March 31, 2011	As of December 31, 2010
North America	1	$266.8	$266.3
Asia Pacific	4	223.0	218.3
Europe and Other International	4	118.1	115.1

		$607.9	$599.7

Note: On August 31, 2010, we acquired a 100% equity interest in Dun & Bradstreet Australia Holdings Limited which is part of our Asia Pacific segment and generated approximately $151 million of additional goodwill.

For indefinite-lived intangibles, other than goodwill, an impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined by utilizing the expected present value of the future cash flows of the assets.

No impairment charges related to goodwill and indefinite-lived intangible assets have been recognized for the fiscal years ended December 31, 2010, 2009 and 2008.

2.

We refer to the table presented on page 44 to assist your reader in understanding the changes in the effective tax rate for all years presented. We note the impact from a worldwide legal entity simplification had a material impact on your provision for income taxes in 2008 and 2009. Please revise to describe this project and provide appropriate disclosure so that your investors can ascertain the impact that this event had on your results of operations and will have on future performance. Please also describe any other known changes in your effective tax rate that have had or you may expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

The impact of the worldwide legal entity simplification was a one-time event occurring in the year ending December 31, 2009 and will not recur or impact future periods. It is disclosed as a tax benefit in the reconciliation from 2008 to 2009. This project involved the reorganization of a historical US legal entity structure that resulted in a reduction of the number of legal entities. The reorganization involved the intercompany

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issuance of Series B Preferred Stock as set forth in Note 8 (Capital Stock) of our consolidated financial statements for the year ending December 31, 2009.

We will revise this disclosure in our Annual Report for the year ending December 31, 2011 and will include the following language in a footnote to the table line item entitled “Impact of Benefits Derived From Worldwide Legal Entity Simplification” in such filing:

Proposed Disclosure

(1)

In 2009 we completed a reorganization of a historical US legal entity structure that resulted in a reduction of the number of our legal entities and that involved the intercompany issuance of Series B Preferred Stock as set forth in Note 8 (Capital Stock) of our consolidated financial statements. This one-time benefit was reflected only in our 2009 financial results and will not impact future periods.

For the Staff’s convenience, the following is a copy of the relevant portion of Note 8 (Capital Stock):

Preferred Stock Issuance

On February 24, 2009, we authorized 1,400,000 shares of 4.0% Series B Preferred Stock (“Series B Preferred Stock”) and issued 1,345,757 of such shares to a wholly-owned subsidiary in an intercompany transaction in exchange for $1.2 billion of outstanding intercompany debt. This transaction was eliminated in the consolidation. This transaction was undertaken in connection with a worldwide legal entity simplification. The Series B Preferred Stock was issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. The terms of the Series B Preferred Stock were set forth in a Certificate of Designation amending our Certificate of Incorporation effective as of February 24, 2009.

In addition, we will describe in future filings any other known changes in our effective tax rate that either have had or that we expect may reasonably have a material impact on our operations, as well as any trends we believe are indicative of future performance. For the period ended March 31, 2011, there are no known changes in our effective tax rate that either have had or that we expect may reasonably have a material impact on our operations or future performance.

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Note 13. Contingencies, page 126

3.

We note that you are involved in tax and legal proceedings, claims and litigation arising in the ordinary course of business. We also note from your disclosures regarding the putative shareholder class action lawsuit that was filed against Hoover’s in 2001, that due to inherent uncertainties of this litigation, you cannot accurately predict the ultimate outcome of the matter and that no amount in respect of any potential judgment in this matter has been accrued in your financial statements. In view of the fact that the Court granted final approval of the settlement, please tell us how you have complied with ASC 450 from both a recognition and disclosure perspective for the Hoover’s matter and all other legal contingencies. Specifically, please tell us how you considered the provisions of ASC 450-20-50-3, which requires companies to disclose the amount or range of reasonably possible losses.

First, with respect to your specific question about Hoover’s, while the court granted final approval to a settlement of the matter, there are still appeals to this ruling outstanding filed by objectors who are seeking, among other things, a greater financial recovery for the purported class than would be allowed under the approved settlement, which, if granted, could reopen the matter and could impact our exposure and disclosure.

We believe that a loss with respect to the Hoover’s matter currently is not probable, reasonably possible or estimable, and thus no reserve has been established nor has a range of loss been disclosed. In addition, we have maintained and updated our Hoover’s disclosure consistent with our practice for disclosures of contingencies because of this uncertainty.

Second, as to your broader question about our analysis and disclosure principles regarding contingencies, the Company records a liability when management believes that it is both probable that a liability has been incurred and the Company can reasonably estimate the amount of the loss. For such matters where management believes a liability is not probable but is reasonably possible, a liability is not recorded. Instead, an estimate of loss or range of loss, if material individually or in the aggregate, is disclosed if reasonably estimable, or a statement will be made that an estimate of loss cannot be made. Once the Company has disclosed a matter that it believes is or could

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be material to the Company, we continue to report on such matter until there is finality of outcome or until the Company determines that disclosure is no longer warranted.

Applying the foregoing principles to the Company’s ordinary course claims where a liability is probable and reasonably estimable, we believe that we have adequate reserves, and such reserves are not material, either individually or in the aggregate, to our consolidated financial statements. For those ordinary course matters where a loss is reasonably possible and reasonably estimable, we have not recorded reserves or disclosed a range of loss because we estimate our exposure on such matters to be immaterial, both individually and in the aggregate.

Proposed Disclosure for Note 7 in our Form 10-Q (Note 13 in our Form 10-K)

We are involved in tax and legal proceedings, claims and litigation arising in the ordinary course of business for which we believe that we have adequate reserves, and such reserves are not material to our consolidated financial statements. We record a liability when management believes that it is both probable that a liability has been incurred and we can reasonably estimate the amount of the loss. For such matters where management believes a liability is not probable but is reasonably possible, a liability is not recorded. Instead, an estimate of loss or range of loss, if material individually or in the aggregate, is disclosed if reasonably estimable, or a statement will be made that an estimate of loss cannot be made. Once we have disclosed a matter that we believe is or could be material to us, we continue to report on such matter until there is finality of outcome or until we determine that disclosure is no longer warranted. Further, we believe our estimate of the aggregate range of reasonably possible losses, in excess of established reserves, for our legal proceedings was not material at March 31, 2011.

Hoover’s—Initial Public Offering Litigation

On November 15, 2001, a putative shareholder class action lawsuit was filed against Hoover’s Inc. (“Hoover’s”), certain of its then current and former officers and directors (the “Individual Defendants”), and one of the underwriters of Hoover’s July 1999 initial public offering (“IPO”). The lawsuit was filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of Hoover’s stock between July 20, 1999 and December 6, 2000. The operative complaint alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 against Hoover’s and the Individual Defendants. Plaintiffs allege that the underwriter allocated stock in Hoover’s IPO to certain investors in exchange for commissions and agreements by

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those investors to make additional purchases of stock in the aftermarket at prices above the IPO price. Plaintiffs allege that the prospectus for Hoover’s IPO was false and misleading because it did not disclose these arrangements.

The defense of the action is being coordinated with more than 300 other nearly identical actions filed against other companies. The parties in the approximately 300 coordinated cases, including ours, reached a settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including Hoover’s. Hoover’s would not be required incur a liability as a result of this settlement. On October 6, 2009, the Court granted final approval to the settlement. Objectors to the settlement are proceeding with appeals to the Second Circuit seeking, among other things, a greater financial recovery for the purported class than would be allowed under the approved settlement. Plaintiffs have moved to dismiss each of the appeals.

We believe that we do not have a probable or reasonably possible loss exposure given the approved settlement. However, given the appeals noted above and the uncertainty of their impact should they be granted we currently cannot accurately predict the ultimate outcome of the matter.

Other Matters

In addition, in the normal course of business, and including without limitation, our merger and acquisition activities and financing transactions, D&B indemnifies other parties, including customers, lessors and parties to other transactions with D&B, with respect to certain matters. D&B has agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or arising out of other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. D&B has also entered into indemnity obligations with its officers and directors. Additionally, in certain circumstances, D&B issues guarantee letters on behalf of our wholly-owned subsidiaries for specific situations. It is not possible to determine the maximum potential amount of future payments under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by D&B under these agreements have not had a material impact on our consolidated financial statements.

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We further acknowledge that:

¡	The Company is responsible for the adequacy and accuracy of its disclosure in its filings with the Securities and Exchange Commission;

¡	Staff comments or changes to such disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

¡	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Upon review of the foregoing, please feel free to contact me if you have any further questions or require additional information.

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Sincerely,

/s/ Anastasios G. Konidaris

Anastasios G. Konidaris

Senior Vice President and Chief Financial Officer

cc:	Sara Mathew

Chairman and Chief Executive Officer

The Dun & Bradstreet Corporation

Jeffrey S. Hurwitz

Senior Vice President, General Counsel and Corporate Secretary

The Dun & Bradstreet Corporation

Emanuele A. Conti

Chief Administrative Officer

The Dun & Bradstreet Corporation

Anthony Pietrontone, Jr.

Principal Accounting Officer and Corporate Controller

The Dun & Bradstreet Corporation

Jonathan Gralnick

Partner

PricewaterhouseCoopers LLP

Stephen T. Giove

Partner

Shearman & Sterling LLP

Christy Adams

Securities and Exchange Commission

Ivette Leon

Securities and Exchange Commission

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